Exhibit 99.1

Bragg Gaming Group Reports Record Fourth Quarter and Full Year 2025 Revenues; Welcomes Accomplished iGaming Executive, Thomas Winter, to Board

March 19, 2026

Toronto, March 19, 2026 — Bragg Gaming Group (NASDAQ:BRAG; TSX:BRAG) (“Bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, today announced its financial results for the fourth quarter of 2025.

Fourth Quarter 2025 Financial Highlights:

•	Revenue Growth: Record total quarterly revenue of €27.7 million in the fourth quarter:

o	Revenue increase of 5.1% (excluding The Netherlands) compared to the prior year period in 2024;

o	The Netherlands revenue decreased 4.6% year-over-year due to the market’s overall contraction caused by increased regulation and higher taxes;

o	Brazil revenue increased 42.1% compared to the 2024 fourth quarter with continued growth in provider onboarding; and

o	United States recurring revenue grew 55.0% year-over-year, driven by expanded high-margin proprietary content footprint; and

o	Including the impact of The Netherlands, total revenue grew 1.9% year-over-year.

•	Operating Loss, Net Loss and Adjusted EBITDA[1]: Operating loss for the quarter was €0.1 million, a €0.6 million improvement from an operating loss of €0.7 million in the same period of 2024. Net loss for the quarter was €1.3 million, or €0.05 per common share, compared to €0.7 million, or €0.03 per common share, in the same period of 2024. Adjusted EBITDA for the 2025 fourth quarter was €4.6 million (representing an Adjusted EBITDA Margin[2] of 16.5%), compared to €4.7 million (representing an Adjusted EBITDA Margin of 17.2%) in Q4-2024.

•	Strategic Market Expansion in the United States and Brazil: Expanded U.S. content footprint through the launch of its exclusive and bespoke online casino content with Caesars Entertainment in West Virginia. Bragg also launched exclusive and aggregated content with several valued clients operating in Brazil (and other key LatAm jurisdictions), including Brazino777, Blaze, and Super Technologies.

Full Year 2025 Financial Highlights:

•	Revenue Growth: Record total annual revenue of €106.1 million in 2025, an increase of 4.0% compared to €102.0 in the year ended December 31, 2024.

•	Operating Loss, Net Loss and Adjusted EBITDA: Operating loss for 2025 was €5.3 million, compared to €3.5 million in 2024. Net loss for 2025 was €8.1 million, or €0.32 per common share, compared to €5.1 million, or €0.21 per common share, in 2024. Full year 2025 Adjusted EBITDA was €16.6 million (representing an Adjusted EBITDA Margin of 15.6%), compared to €15.8 million (representing an Adjusted EBITDA Margin of 15.5%) in 2024.

•	Balance Sheet Strength: During the year ended December 31, 2025, the Company fully repaid a US$7.0 million secured promissory note and entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to US$6.0 million, replacing its prior debt at less than half the borrowing cost. During the second half of the year, the Company drew C$4.5 million in principal and US$1.1 million in overdraft in respect of Term CORRA loans. Cash and cash equivalents as of December 31, 2025 amounted to €6.7 million.

1,2Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. For important information on the Company’s non-IFRS financial measures, see “Non-IFRS Financial Measures” below.

Fourth Quarter 2025 and Recent Business Highlights:

•	Bolstered Leadership Team: Appointed Morten Tonnesen as its new Chief Operating Officer and promoted Garrick Morris to the position of Executive Vice President of Global Content, U.S. & Canada.

•	Player Account Management (“PAM”) Expansion in Europe: Announced the extension of its existing PAM platform agreement with valued client 711.nl to include the regulated Belgian iGaming market, with potential for future Bragg-powered online casino launches in additional regulated or newly regulating iGaming markets. Also, extended its existing PAM agreement with Entain Plc (LSE: ENTL), one of the world’s largest sports betting and gaming groups for BetCity.nl, a leading Dutch market operator, and with Senator Group, an online casino market leader in Croatia.

•	Finnish Market Liberalization Preparations: Signed a comprehensive PAM platform and turnkey solution agreement with SuomiVeto, a market entrant led by the successful founders of BetCity.nl, focused on positioning SuomiVeto as a leading operator, and Bragg as a leading supplier, in the newly regulated Finnish iGaming market when it launches. The market is scheduled to “go live” for private operators on July 1, 2027.

•	Ambitious Artificial Intelligence (“AI”) Transformation Plan: Leapt into an “AI-First” future by initiating the development of the Bragg AI Brain, a data-driven artificial intelligence engine designed to power smarter decisions and intelligent products across the Bragg’s Ecosystem. The transformation plan is underpinned by clear 2027 targets, including ensuring an AI-Enhanced Product becomes standard in over 90% of all launches and having more than three-quarters of Bragg’s operational workflows impacted by AI.

•	Strategic Restructuring to Reduce Cost Structure and Improve Operating Performance: Announced a strategic restructuring, including an approximately 12% reduction of global workforce, designed to realign the organization and thereby improve its overall cost structure, drive its EBITDA growth, and shorten the time required for it to achieve sustained net profitability. The Company expects to incur restructuring costs related to this action of approximately €1.0 million associated with personnel-related termination costs in the first quarter of 2026, and it anticipates annualized cash savings from its staff reductions and other restructuring efforts to be approximately €4.5 million. This amount does not include the expected positive impact of the Company’s initiative to the Bragg AI Brain to drive cost efficiencies and improve operational excellence.

•	Greater Board of Directors Alignment with Shareholders: From January 1, 2026, fees are being paid to directors exclusively in deferred share units (DSUs) on a monthly basis (with no cash alternative).

Matevž Mazij, Chief Executive Officer for Bragg, commented, “We continued to execute well, delivering record revenues, strategic expansion and important AI and restructuring initiatives. We believe this positions Bragg well for 2026 and beyond to: increase our overall content market share in Brazil and the United States; pursue emerging alternative markets, such as Historical and Live Racing and Prediction Markets; move into new jurisdictions that offer opportunities for higher margin content business; deliver enhanced operational leverage; meet our goals to streamline internal processes; enhance overall efficiency across our organization; protect our cash runway; and advance us further along the path toward EBITDA growth and net profitability.”

Board Changes

The Company also announced the appointment of Thomas Winter to its Board of Directors. Mr. Winter succeeds Kent Young, who has retired from the Board. Both changes to the Bragg Board are effective immediately.

Mr. Winter brings deep knowledge of and experience in the iGaming and wagering industry. Currently a Board Member of Rush Street Interactive, which through its brands, BetRivers, PlaySugarHouse and RushBet, was an early entrant in several regulated jurisdictions, Mr. Winter began his career in the gaming sector nearly two decades ago and has since established himself as a leader in the field. In 2013, he founded Golden Nugget Online Gaming (GNOG), where he served as President. Under his leadership, GNOG became a top online gaming operator in New Jersey, achieving significant market share and recognition, went public and was later successfully sold for over $1.5 billion to DraftKings, where he developed their multi-brand online casino strategy and led their online casino business until September 2023. Before founding GNOG, he was the CEO and director of Betclic, a major European online sports betting and gaming operator, and Expekt, a pioneer brand in the online gaming industry, within the Betclic Group. Mr. Winter played a key role as COO at both businesses before being appointed CEO.

“I would like to thank Kent for his many contributions to the Company,” said Holly Gagnon, Chair of the Bragg Board. “I am also very pleased to welcome Thomas to our team. Moving forward, the Board and management team will be steadfast in our aim to close the clear and persistent gap between the Company’s public market valuation and our assessment of its intrinsic value. To that end, as Thomas is a gaming industry luminary who has earned my deep personal admiration and great professional respect, I am confident that he will be a tremendous asset to our Board and to our shareholders.”

2026 Outlook

The Company anticipates full year 2026 revenue between €97.0 million and €104.5 million and Adjusted EBITDA of €16.0 million to €19.0 million (representing an Adjusted EBITDA Margin of 16.0% to 18.0%).

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern, and management will discuss the financial and operational performance of the company. A presentation of these results will be made available to download at: https://investors.bragg.group/events-and-presentations/presentations/default.aspx

To join the call, please use the below dial-in information:

USA / International Toll +1 (646) 307-1963
USA – Toll-Free +1 (800) 715-9871
Canada – Toronto +1 (647) 932-3411
Canada – Toll-Free +1 (800) 715-9871
United Kingdom Toll – +44 203 433 3846
United Kingdom Toll Free – +44 0800 358 0970

Conference ID: 3967732

The call will also be broadcast live and archived on the Company’s website in the Investors section here.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg’s extensive aggregated casino games portfolio, is managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of the Canadian securities legislation and applicable securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2026, expected performance of the Company’s business; expansion into new markets, strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

To supplement its 2025 financial statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this news release. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducing gain (loss) on lease modification; (v) adding back or deducting gain (loss) on re-measurement of deferred consideration; (vi) adding back or deducting gain (loss) on re-measurement of derivative liability; (vii) adding back or deducting gain (loss) on settlement of convertible debt; (viii) adding back certain exceptional costs; (ix) adding back transaction and acquisition costs; and (x) adding back or deducting gain (loss) on disposal of tangible assets.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation to IFRS financial measures is provided in this news release as well as in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2025.

Future Oriented Financial Information

This news release and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

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For investor relations, please contact:

Stephen Kilmer
+1 (646)-274-3580
stephen.kilmer@bragg.group